Exhibit 16
                                                                      ----------



January 12, 2005


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously the independent auditors for Hennessy Advisors, Inc. (the "Company") and, under the date of November 4, 2004, we reported on the financial statements of the Company as of and for the years ended September 30, 2004 and 2003. On December 30, 2004, our appointment as independent auditors was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated January 6, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that Stonefield Josephson, Inc. was appointed as the Company's new independent auditors or that the change was approved by the audit committee of the board of directors.


Very truly yours,


/s/ Pisenti & Brinker LLP